Exhibit 99.15

CONSENT OF QUALIFIED PERSON

I, Marinus Andre (Andre) de Ruijter, P.Eng., consent to the public filing of the technical report titled “Peñasquito Polymetallic Operations, Zacatecas State, Mexico, NI 43-101 Technical Report” and dated 31 December, 2015 (the “Technical Report”) by Goldcorp Inc. (“Goldcorp”).

I also consent to any extracts from, or a summary of, the Technical Report in the Goldcorp Annual Information Form (the “2015 AIF”).

I certify that I have read the 2015 AIF and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: 29 March, 2016

“Signed and sealed”

Andre de Ruijter, P.Eng

Goldcorp Inc. Suite 3400, 666 Burrard Street Vancouver, BC V6C 2X8 Tel: +1 604-696-3000 Fax: +1 604 696-3001	www.goldcorp.com